BP 4/1

10028656

JNITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 3 1 2010
WASHINGTON, DC
193

SEC FILE NUMBER
8- 50886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEGEND SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 BROADWAY, SUITE 740
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SALVATORE C. CARUSO (212) 344-5747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SELIGSON & GIANNATTASIO, LLP
(Name – *if individual, state last, first, middle name*)

722 N. BROADWAY	WHITE PLAINS	NY	10603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/1

OATH OR AFFIRMATION

I, SALVATORE C. CARUSO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEGEND SECURITIES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CFO

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELIGSON
& GIANNATTASIO, LLP
Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

White Plains Office
723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

Port Washington, NY
Highlands Park, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Legend Securities, Inc.

We have audited the accompanying statement of financial condition of Legend Securities, Inc. (the "Company"), as of December 31, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Legend Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains NY
March 29, 2010

SELIGSON
& GIANNATTASIO, LLP
Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

White Plains Office
723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

Port Washington, NY
Highlands Park, NJ
New York, NY

To the Board of Directors of Legend Securities, Inc.
39 Broadway
New York, NY 10006

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Legend Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains, NY
March 29, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7T
(29-REV 12/09)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-50886 FINRA Dec-09
Legend Securities, Inc.
39 Broadway, Suite 740
New York NY 10006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

(212) 344-5747

2. A.	General assessment (item 2e from page 2 but not less than $150 minimum)		$ 14,475
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 1/31/09 & 7/29/09 Date Paid		(4,358)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		10,117
E.	Interest computed on late payment (see instructions E) for ______ days at 20% per annum		127.50
F.	Total assessment and interest due (or overpayment carried forward)		$ 10,244.50
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as E above)	$ 10,244.50	
H.	Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

Legend Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of March, 20 10.

PRESIDENT & CFO
(Title)

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.		
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,520,334
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
	(2) Net loss from principal transactions in securities in trading accounts.	-
	(3) Net loss from principal transactions in commodities in trading accounts.	-
	(4) Interest and dividend expense deducted in determining item 2a.	-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
	(7) Net loss from securities in investment accounts.	-
	Total additions	-
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	-
	(2) Revenues from commodity transactions.	-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,204,491
	(4) Reimbursements for postage in connection with proxy solicitation.	-
	(5) Net gain from securities in investment accounts.	521,522
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	2,620
	(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,634.00	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
	Enter the greater of line (i) or (ii)	1,634
	Total deductions	2,730,267
2d.	SIPC Net Operating Revenue	$ 5,790,067
2e.	General Assessment @ .0025	$ 14,475

(to page 1 but not less than $150 minimum)

LEGEND SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Current assets:		
Cash and cash equivalents		$ 46,667
Account receivable		613,725
Marketable securities at market value		19,820
Nonmarketable securities		801,873
Receivable from clearing agent		137,885
Other current assets		43,144
Total current assets		1,663,114
Furniture and equipment – net		16,008
Other assets:		
Security deposits		65,500
Total assets		$1,744,622
LIABILITIES & STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses		$1,247,613
Commitments and contingencies		
Stockholders' Equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued and outstanding	$ --	
Series A – 1,000,000 shares authorized, none outstanding		
Common stock, $.0001 par value, 200,000,000 shares authorized, 175,250,000 issued, 175,000,000 outstanding	17,525	
Additional paid-in-capital	451,475	
Treasury stock	--	
Retained earnings	28,009	
Total stockholders' equity		497,009
Total liabilities and stockholders' equity		$1,744,622

See notes to financial statements.

LEGEND SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

Revenues:		
Commissions and fees		$10,351,833
Interest and dividend income		18,254
Total revenue		10,370,087
Expenses:		
Payroll, commissions and benefits	$6,559,705	
Floor brokerage and clearance charges	3,157,292	
Communications	94,191	
Professional fees	246,585	
Depreciation expense	5,191	
Regulatory costs	95,044	
Interest expense	1,662	
Other general and administrative expenses	266,046	
Total expenses		10,425,716
Loss before income taxes		(55,629)
Income taxes		11,031
Net loss		$ (66,660)

See notes to financial statements.

LEGEND SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock				Treasury Stock		
	Shares Authorized and Issued	Amount	Additional Paid-In Capital	Retained Earnings	Shares	Amount	Total
Balance – January 1, 2009	175,250,000	$17,525	$451,475	$ 94,669	(250,000)	$ --	$ 563,669
Net loss	--	--	--	(66,660)	--	--	(66,660)
Balance – December 31, 2009	175,250,000	$17,525	$451,475	$ 28,009	(250,000)	$ --	$497,009

See notes to financial statements

LEGEND SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (66,660)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	5,191
Securities received for fees	(93,600)
Unrealized gains on trading securities	(703,383)
Changes in operating assets and liabilities:	
Receivable from clearing agent	(19,878)
Prepaid expenses	(7,756)
Accounts payable and accrued expenses	737,253
NET CASH FLOWS FROM OPERATING ACTIVITIES	(148,833)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of fixed assets	(7,515)
NET CASH FLOWS FROM FINANCING ACTIVITIES	--
NET CHANGE IN CASH AND CASH EQUIVALENTS	(156,348)
Cash and cash equivalents – beginning of period	203,015
Cash and cash equivalents – end of period	$ 46,667
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS:	
Cash paid for:	
Income taxes	$ 43,657
Interest	$ 1,662

See notes to financial statements.

LEGEND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1 - ORGANIZATION

Legend Securities, Inc. (the "Company") is a nonclearing broker-dealer in securities registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company was organized on January 28, 1998 under the laws of the State of New York and commenced operations on November 10, 1998 under the name SPS Securities, Inc. In 1999, the Company changed its name to Marlin Trading, Inc. On June 1, 2001, the name was changed to Legend Securities, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

Commissions and securities transactions

Commissions earned from customer securities transactions are recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Depreciation

Furniture and equipment are recorded at cost. Depreciation is generally provided on a straight-line method over the estimated useful lives of the various assets as follows:

Furniture	7 years
Computer and office equipment	5 years

Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Income taxes

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

Credit risk

The Company maintains substantially all its cash balances in a limited number of financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 through December 31, 2013, at which time the insured limit is scheduled to decrease to $100,000. The Company did not have any uninsured cash balances at December 31, 2009, although at times during the year, the Company may have exceeded the insured limits. The Company performs periodic reviews of the relative credit rating of its banks to lower its risk.

Retail customer transactions are cleared through member firms of FINRA on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the Company may be charged for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the clearing broker or counterparties do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

NOTE 3 – DUE FROM CLEARING AGENT

The Company maintains a deposit with its clearing agents totaling $137,885 at December 31, 2009. This deposit is held in an account in the Company's name by the clearing agent and is invested in a money market account.

NOTE 4 – MARKETABLE SECURITIES

During 2001 and 2002, the Company purchased warrants of National Association of Securities Dealers, Inc. to purchase shares of common stock of the NASDAQ Stock Market, Inc. ("NASD"). During 2004, the Company deemed there to be a permanent decline in the market price of the warrants and reduced the carrying value of the warrants to zero. During 2006, NASD had a public offering for its common stock. In May 2006, the Company exercised warrants to purchase 1,500 shares of NASD common stock at an exercise price of $16 per share.

NOTE 4 – MARKETABLE SECURITIES (CONTINUED)

At December 31, 2009, marketable securities consisted of the following:

Cost	$ 19,200
Gross unrealized gain	620
Market value	$ 19,820

The market value for the securities are determined utilizing level 1 inputs from quoted prices in an active market, as defined in SFAS No. 157, "Fair Value Measurements".

NOTE 5 - NONMARKETABLE SECURITIES

During 2009, the Company received warrants and restricted shares in payment of certain fee totaling $93,600. The value of the warrants and restricted shares were determined based on the value of the underlying shares, which are considered to be level 1 values. At December 31, 2009, nonmarketable securities consisted of the following:

Cost	$ 93,600
Gross unrealized gain	708,273
Market value	$801,873

NOTE 6 – FURNITURE AND EQUIPMENT

Furniture and equipment at cost consist of the following:

Furniture and fixtures	$ 3,528
Equipment	45,020
	48,548
Less accumulated depreciation	32,540
	$ 16,008

Depreciation expense for the year ended December 31, 2009 was $5,191.

NOTE 7 – NET CAPITAL REQUIREMENTS

The company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($83,174 at December 31, 2009) or $100,000. At December 31, 2009, the net capital, as computed, was $222,707. Consequently, the Company had excess net capital of $122,707.

NOTE 8 – STOCKHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue 5,000,000 shares of $.01 par value preferred stock. The preferred shares may be designated in one or more series, with each series to have such designations, rights and preferences as may be determined from time to time by the Board of Directors.

On January 7, 2000, the Company amended its certificate of incorporation to designate 1,000,000 of the authorized shares of preferred stock as Series A Convertible Preferred Stock ("Series A"). Each share of Series A is convertible into 1 shares of the Company's Common Stock, subject to certain price adjustments. The Series A stock is to automatically convert into common stock upon the completion of a public offering of shares of the Company's common stock of at least $20 million. The shares are voting shares entitled to vote, based on the number of shares convertible into common shares, on all actions to be taken by the shareholders of the Company. These shares will be entitled to non-cumulative dividends at the rate of $.70 per share per annum. The Series A shares are entitled to a liquidation preference equal to $10 per share.

Common Stock

The Company was originally authorized to issue 10,000,000 shares of $.01 par value common stock. In December 2001, the Company amended its certificate of incorporation to increase the number of shares authorized to 200,000,000. In March 2002, the Company further amended its certificate of incorporation to correct for a technical error in the original filing to change the shares to have a par value of $.0001. The effect of the change in par value has been applied retroactively for all periods presented.

In January 2001, the Company issued 100,000 shares of the common stock in payment for additional commissions due to one of the Company's brokers. The shares were valued at $3,000, the book value and approximate market value for the shares on the date the shares were issued.

In December 2001, the Company issued 166,150,000 shares to International Monetary Corp. ("IMC") in exchange for $75,000. As a result IMC became the parent of the Company, owning approximately 99% of the outstanding shares. An additional $32,100 and $80,000 was contributed to the Company by its parent during 2003 and 2002, respectively. No additional shares were issued for these contributions. No additional funds were received nor were there shares issued in 2009.

NOTE 8 – STOCKHOLDERS' EQUITY (CONTINUED)

Treasury Stock

In December 2004, the Company repurchased 20,000 shares of the Company's common stock from one of its shareholders for $1. The shares are currently reflected as treasury stock and recorded using the cost method.

NOTE 9 – INCOME TAXES

The Company's income tax at December 31, 2009 consists of the following:

Current:		
Federal	$ --	
State	11,031	
		$11,031
Deferred:		
Federal	--	
State	--	
		--
Income taxes		$11,031

The Company had net operating loss carry forward of approximately $24,000 which it expects to carryback to previous years to obtain a refund of taxes.

NOTE 10 - RETIREMENT PLAN

In August 2000, the Company adopted a qualified 401(k) plan for all employees who are twenty-one years of age and have completed one month of service. The Plan allows total employee contributions of up to 25% of the eligible employee's salary through salary reduction. The Company is not required to match any employee contribution. No contributions have been made to the plan through December 31, 2009.

NOTE 11 – SUBSEQUENT EVENTS

The Company evaluated the effects of all subsequent events through March 29, 2010, the date on which the financial statements were issued.

SUPPLEMENTARY INFORMATION

LEGEND SECURITIES, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Total stockholders' equity		$ 497,009
Allowable credits		784,104
Deductions and/or charges:		
Other current assets	$ 43,144	
Non-allowable assets from brokers	126,908	
Not readily marketable securities	801,873	
Security deposits	65,500	
Furniture and equipment	16,008	
		1,053,433
Haircuts		4,973
Undue Concentration Charges		0
Net capital		222,707
Minimum net capital		100,000
Excess net capital		$ 122,707
Aggregate indebtedness:		
Accounts payable and accrued expenses and loans from stockholders		$1,247,613
Ratio: aggregate indebtedness to net capital		5.60 to 1

See notes to financial statements.

LEGEND SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIAOF FORM X-17A-5
DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS

Aggregate indebtedness as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2009	$ 1,247,613
Reconciling Items:	--
	$1,247,613

NET CAPITAL

Net capital, as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2009 as amended	$ 222,707
Reconciling Items:	--
	$ 222,707

SELIGSON
& GIANNATTASIO, LLP
Certified Public Accountants and Consultants
Member of the SEC Practice Section, AICPA Division for CPA Firms

White Plains Office
723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

Port Washington, NY
Highlands Park, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE STOCKHOLDERS
LEGEND SECURITIES, INC.

In planning and performing our audit of the financial statements and supplementary information of Legend Securities, Inc. (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control,

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 1 5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, count, verifications, and comparisons.

[2] Recordation of differences required by Rule 17a-13.

[3] Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains, NY
March 29, 2010